06005348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH., D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2005 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EZE CASTLE TRANSACTION SERVICES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 FARNSWORTH STREET, 6TH FLOOR
BOSTON, MA 02210

(City) (state) (Zip Code)

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID QUINLAN, PRESIDENT (617) 316-1100

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

(Name - if individual, state *last, first, middle name*)

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I DAVID QUINLAN swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EZE CASTLE TRANSACTION SERVICES, INC. as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZE CASTLE TRANSACTION SERVICES, INC.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2005

EZE CASTLE TRANSACTION SERVICES, INC.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)

For the Six Months Ended December 31, 2005

Table of Contents

BROWN & BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Stockholder and Board of Directors of
Eze Castle Transaction Services, Inc.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services, Inc. (a wholly-owned subsidiary of Eze Castle Software, Inc.) (the "Company"), as of December 31, 2005 and the related statement of operations, changes in stockholders' equity, and cash flows for the six months then ended. The financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company for the period ended December 31, 2005 and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Brown & Brown, LLP
February 6, 2006

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

EZE CASTLE TRANSACTION SERVICES, INC.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)
Statement of Financial Condition
December 31, 2005

Assets	
Current assets:	
Cash and cash equivalents	$ 2,090,972
Accounts receivable, net of allowance for doubtful accounts of $319,928	3,315,858
Prepaid expenses	4,240
Other receivables	25,351
Deferred tax assets	128,835
Total assets	$ 5,565,256
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	$ 44,500
Due to parent	337,103
Sales tax payable	85,917
Total liabilities	467,520
Commitments and Contingencies (Note 7)	
Stockholders' Equity	
Common stock, $0.01 par value, 11,000,000 shares authorized, issued and outstanding	110,000
Additional paid-in capital	50,000
Retained earnings	4,937,736
Total stockholders' equity	5,097,736
Total liabilities and stockholders' equity	$ 5,565,256

EZE CASTLE TRANSACTION SERVICES, INC.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)
Statement of Operations
For the Six Months Ended December 31, 2005

Revenue:	
Connectivity and transmission support services	$ 6,935,001
Total revenue	6,935,001
Operating expenses:	
Bad debt expense	48,420
Management fee to parent	963,038
Professional expenses	114,995
Total operating expenses	1,126,453
Income from operations	5,808,548
Interest Income	18,388
Income before income taxes	5,826,936
Provision for income taxes	2,346,507
Net income	$ 3,480,429

EZE CASTLE TRANSACTION SERVICES, INC.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)
Statement of Changes in Stockholders' Equity
For the Six Months Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, July 1, 2005	$ 110,000	$ 50,000	$ 1,457,307	$ 1,617,307
Net income	-	-	3,480,429	3,480,429
Balance, December 31, 2005	$ 110,000	$ 50,000	$ 4,937,736	$ 5,097,736

EZE CASTLE TRANSACTION SERVICES, INC.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)
Statement of Cash Flows
For the Six Months Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 3,480,429
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable, net	(1,631,476)
Other receivables	45,396
Prepaids	(4,240)
Accounts payable and accruals	19,466
Due to parent	(1,332,449)
Sales tax payable	10,384
Net cash provided by operating activities	587,510
Net increase of cash and cash equivalents	587,510
Cash and cash equivalents, beginning of period	1,503,462
Cash and cash equivalents, end of period	$ 2,090,972
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ -
Taxes paid	$ 3,120,755

NOTE 1 - ORGANIZATION OF THE COMPANY

Organization
Eze Castle Transaction Services, Inc. (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed on April 7, 2004 and commenced operations on December 14, 2004. The Company is a wholly-owned subsidiary of Eze Castle Software, Inc. ("ECS").

The Company supplies sell-side brokers with support and maintenance for the transmittal and receipt of trading-related messages via Eze-Connect, a software application and service offering developed and licensed by ECS. Eze-Connect permits sell-side brokers to connect to buy-side clients for electronic trading. Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all money market accounts and highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable
The Company carries its accounts receivable based upon the contractual terms of the underlying customer contract less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable for collectibility. Based on management's review of accounts receivable, the Company has recorded an allowance for doubtful accounts of $319,928 at December 31, 2005.

Revenue Recognition
The Company earns its fees from sell-side brokers for support and maintenance of transmission of trading related messages to and from the brokers' buy-side clients. Revenue is earned and recognized upon transmission provided that evidence of the arrangement exists, related fees are fixed or determinable and collection of the related receivable is reasonably assured. Fees are billed monthly in arrears.

Income Taxes
Pursuant to SFAS No. 109, *"Accounting for Income Taxes"*, the Company accounts for income taxes using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carryforwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Variable Interest Entities
Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *"Consolidation of Variable Interest Entities"* ("FIN No. 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. The interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses from the VIE's activities or entitled it to receive a majority of the expected residual returns of the entity. FIN No. 46R also requires disclosure about VIE's that the Company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist which would require disclosure or consolidation in the financial statements as of December 31, 2005.

Recently Issued Accounting Standards
In May 2005, the FASB Issued SFAS No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154"). This statement replaces APB Opinion No. 20, *"Accounting Changes"*, and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is required to adopt SFAS No. 154 on January 1, 2006; however, management does not expect the adoption of SFAS No. 154 to have a material impact on the Company's cash flows, results of operations, or financial position.

Change in Year End
During the calendar year ended December 31, 2005, the Company changed its year end from June 30 to December 31.

NOTE 3 – RELATED PARTY TRANSACTIONS

Under the Management Agreement between the Company and ECS, ECS assists the Company by providing it with certain administrative services or goods and, in turn, the Company agrees to pay ECS a monthly management fee to cover such expenses. During the six months ended December 31, 2005, the Company incurred $963,038 in management fees of which $337,103 is unpaid at December 31, 2005.

NOTE 3 - RELATED PARTY TRANSACTIONS (Continued)

Under the Tax Sharing Agreement between the Company and ECS, the Company reimburses ECS for its income tax expense calculated as if the Company filed its income tax returns on a stand-alone basis. During the six months ended December 31, 2005, the Company incurred $2,346,507 of income tax expense under this agreement.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2005, the Company's net capital was $1,930,375 which exceeded the minimum net capital requirement by $1,899,051. The Company's ratio of aggregate indebtedness to net capital was .24 at December 31, 2005.

NOTE 5 - INCOME TAXES

For federal income tax purposes, ECS consolidates its domestic subsidiary including the Company. The provision for income tax related to the Company consists of the following:

Current tax liability	
Federal	$ 1,792,948
State	553,559
Total current	2,346,507
Deferred	
Federal	-
State	-
Total deferred	-
Total provision	$ 2,346,507

Significant components of the Company's deferred tax assets for the six months ended December 31, 2005 are as follows:

Bad debt reserves	$ 128,835
Gross deferred tax assets	128,835
Valuation allowance	-
Net deferred tax assets	$ 128,835

The Company's effective tax rate for the year-end December 31, 2005 is as follows:

U.S. Statutory federal tax rate	34.00%
State income taxes, net of federal tax benefit	6.27%
	40.27%

NOTE 6 – CONCENTRATION OF CREDIT RISK

At times, the Company maintains cash and cash equivalents in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

One customer accounted for 10.2%, of revenues earned and 12.5% of the accounts receivable balance for the period ended December 31, 2005. Another customer accounted for 10.4% of accounts receivable balance at December 31, 2005.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has Directors and Officers insurance coverage that limits its exposure and enables it to recover a portion of any future amounts paid.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Based on information known as of December 31, 2005, the Company has not incurred any costs for the above guarantees and indemnities.

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Stockholder and Board of Directors of
Eze Castle Transaction Services, Inc.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)
Boston, Massachusetts

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Eze Castle Transaction Services, Inc. (the "Company") for the six month period ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the shareholders of Eze Castle Transaction Services, Inc., management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Brown & Brown, LLP
February 6, 2006

EZE CASTLE TRANSACTION SERVICES, INC.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
For the Six Months Ended December 31, 2005

Supplemental Schedule I

Total stockholders' equity	$ 5,097,736
Less: Nonallowable assets and deductions	3,474,284
Add: Excluded liabilities and additions	337,103
Less: Haircuts on securties	30,180
Net capital under SEC Rule 15c3-1	1,930,375
Less: Minimum net capital requirement	31,324
Net capital in excess of minimum requirement	1,899,051
Minimum net capital required (greater of 6.7% of aggregate indebtedness or $5,000)	31,324
Aggregate indebtedness	$ 467,520
Ratio of aggregate indebtedness to net capital	24%

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences between the computation (net capital less 6.7% of total aggregate indebtedness) of aggregate indebtedness on net capital which is included in the Company's unaudited, Part IIA December 31, 2005 FOCUS report and the corresponding computation included in this report as of the same date.

EZE CASTLE TRANSACTION SERVICES, INC.
(A Wholly-Owned Subsidiary of Eze Castle Software, Inc.)
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-1
For the Period Ended December 31, 2005

Supplemental Schedule II

The Company is exempt from the provisions of Rule 15c3-1 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the dealing broker or dealer, and does not otherwise hold funds or securities of customers.